

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 15, 2009

Via U.S. Mail and Fax (212-400-6901)

Mr. James D. Davidson
Chief Executive Officer
California Gold Corp. (formerly US Uranium Inc.)
6830 Elm Street
McLean, VA 22101

> **Re:** **California Gold Corp. (formerly US Uranium Inc.)**
> **Form 10-KSB for Fiscal Year Ended January 31, 2008**
> **Filed May 15, 2008**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2008**
> **Filed December 15, 2008**
> **Form 10-K/A for Fiscal Year Ended January 31, 2008**
> **Filed March 20, 2009**
> **File No. 333-134549**

Dear Mr. Davidson:

We have reviewed your Form 10-K/A for the Fiscal Year Ended January 31, 2008 and response letter dated March 19, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amended Form 10-KSB for the Fiscal Year Ended January 31, 2008

Statements of Stockholders' Equity, page 8

1.   We reviewed your response to the prior comment 1 and amended Form 10-K for the fiscal year ended January 31, 2008. We noted you determined the conversion feature of the convertible debenture qualified as a derivative instrument in accordance with SFAS 133 and recorded the derivative value as contributed capital in the amended Form 10-K. Please tell us how your accounting of this embedded derivative complies with the guidance at paragraph 16 of SFAS 133.

Mr. James D Davidson
California Gold Corp. (formerly US Uranium Inc.)
April 15, 2009
Page 2

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Suying Li at (202) 551-3335, or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief

cc: Mr. Paul Levites